Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

	Six Months Ended June 30, 2004

	(Restated)
Earnings from continuing operations before income taxes	$65
Adjustments:
Minority interest in income of subsidiaries with fixed charges	5
Undistributed income of equity method investees	(2)
Interest expense	87
Interest component of rental expense (1)	26
Amortization of capitalized interest	13

Earnings as adjusted	$194

Fixed charges:
Interest expense	87
Interest component of rental expense (1)	26
Capitalized interest	1

Total fixed charges	$114

Ratio of earnings to fixed charges	1.7	x

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.